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                                                               EXHIBIT (a)(5)(E)

[CEMEX Logo]

FOR IMMEDIATE RELEASE

Contact Information:
Abraham Rodriquez
Phone: 011-528-328-3631
Facsimile: 011-528-328-7221

Daniel Perez Whitaker
(528) 152-2747
daniel_pw@cemex.com

Jose Antonio Gonzalez
(212) 317-6008
josegonzalez@cemex.com



                             UPDATE ON CEMEX OFFER

MONTERREY, Mexico--(BUSINESS WIRE)--Oct. 20, 2000--CEMEX, S.A. de C.V.
(NYSE: CX - news) announced today that for technical reasons, on October 19, 2000, it refiled with the Antitrust Division of the Department of Justice and the Federal Trade Commission its Notification and Report Form with respect to CEMEX's offer to purchase all outstanding stock of Southdown, Inc. (NYSE:SWD - news).

As a result of the refiling, the waiting period applicable to CEMEX's purchase of Southdown common stock pursuant to the offer will now expire at 11:59 p.m., New York City time, on Friday, November 3, 2000 unless the Antitrust Division or the Federal Trade Commission extends the waiting period by requesting from CEMEX additional information or documentary material relevant to the offer. Because the expiration date of the waiting period will not expire until November 3, 2000, CEMEX has extended its offer to expire at 12:00 Midnight, New York City time, on Friday, November 3, 2000.

As of the close of business on October 19, 2000, approximately 719,742 shares of common stock had been validly tendered and not withdrawn pursuant to CEMEX's offer.

CEMEX is one of the three largest cement companies in the world with approximately 65 million metric tons of production capacity. It is also the world's largest trader of cement and the world's leading producer of white cement. CEMEX is engaged in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinking through operating subsidiaries in four different continents. For more information, visit www.cemex.com.